SEC FILE NUMBER	001-34600
CUSIP NUMBER	69207P100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Oxygen Biotherapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

2530 Meridian Parkway, Suite 3078

Address of Principal Executive Office (Street and Number)

Durham, North Carolina 27713

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to rules of the Securities and Exchange Commission (the “SEC”), the Registrant no longer qualifies as a “smaller reporting company.” In its transition from the smaller reporting company disclosure rules, the Registrant is still permitted to use the smaller reporting company disclosure system for its Form 10-K for the fiscal year ended April 30, 2010. However, because the Registrant is also an “accelerated filer” pursuant to the SEC’s rules, (i) it is now subject to accelerated filer deadlines in respect of its periodic reports and not those of smaller reporting companies, and (ii) it must provide an independent auditor’s attestation report on the Registrant’s internal control over financial reporting, as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. In connection with the foregoing, the Registrant requires additional time to finalize the required disclosures and documentation for its Form 10-K for the fiscal year ended April 30, 2010, and the Form 10-K cannot be filed within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file its Form 10-K on or before July 29, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael B. Jebsen	(919)	806-4414
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Oxygen Biotherapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 14, 2010	By:	/s/ Michael B. Jebsen
Michael B. Jebsen Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).